

Exhibit 99.4

Core University Living Real Estate Income Trust Subscription Agreement

CERTAIN INFORMATION HAS BEEN OMITTED FROM THIS EXHIBIT PURSUANT TO ITEM 601(B)(10)(IV) OF REGULATION S-K, BECAUSE IT IS BOTH NOT MATERIAL AND THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL. IN ADDITION, AN ANNEX HAS BEEN OMITTED FROM THIS EXHIBIT PURSUANT TO ITEM 601(A)(5) OF REGULATION S-K. [***] INDICATES THAT INFORMATION HAS BEEN REDACTED.

Dear Prospective Subscriber (together with any co-investor/joint owner, "Subscriber"):

Core University Living Real Estate Income Trust ("CUL REIT"), a Maryland statutory trust, thanks you for your interest. In order for the undersigned ("you", "your" or the "Subscriber") to purchase common shares of beneficial interest, par value $0.01 per share ("Shares") of CUL REIT, please follow the below instructions to execute and deliver this agreement (this "Subscription Agreement"). Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the CUL REIT Private Placement Memorandum (as the same may be modified, updated or supplemented from time to time, the "Memorandum").

Each prospective Subscriber should examine the suitability of this type of investment in the context of his/her/their own needs, purchase objectives, and financial capabilities and should make his/her/their own independent investigation and decision as to suitability and as to the risk and potential gain involved. Also, each prospective Subscriber is encouraged to consult with an attorney, accountant, financial consultant or other business or tax advisor regarding the risks and merits of the proposed investment.

Subscriptions to purchase common Shares may be made on an ongoing basis, but investors may only purchase common Shares pursuant to accepted subscription orders as of the first business day of each month, and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of the common Shares being subscribed at least five business days prior to the first business day of the month (unless waived by CSF Asset Management Vehicle, LLC (the "Adviser")).

MAILING ADDRESS

Core University Living Estate Income Trust maintains the following mailing addresses. In order to avoid any potential delays we encourage electronic communication when possible.

General Mail

Core University Living REIT
PO Box 219052
Kansas City, MO 64121-9052

Overnight Mail

Core University Living REIT
801 Pennsylvania Ave Suite 219052
Kansas City, MO 64105-1307

*Please note, for overnight mail the suite number **must** be included.*

1. INVESTMENT INFORMATION

INVESTMENT AMOUNT $

SHARE CLASS SELECTION   *Each of the classes of Shares below (i) has a minimum initial investment of $25,000, unless waived by CUL REIT, excluding Class E shares, which have a minimum initial investment of $5,000, (ii) has a minimum subsequent investment of $500, and (iii) is available only to eligible investors as disclosed in the Memorandum. Please ensure that you carefully read and understand the terms of each of the classes of common shares in the Memorandum before making your selection:*

Founder Shares	**Fund Number**
☐ Class F-D Shares	4540
☐ Class F-I Shares	4541
☐ Class F-S Shares	4542

Base Shares	
☐ Class D Shares	4543
☐ Class I Shares	4545
☐ Class S Shares	4546

Shares available to officers and trustees of CUL REIT, affiliates or employees of the Sponsor and Other Accounts.

X Class E Shares   4544

2. IMPORTANT INVESTOR INFORMATION

All items on this Subscription Agreement must be completed in order to process the application. Please note that the Company, its agents and participating broker-dealers are required by law to obtain, verify and record certain personal information obtained to establish this account. We may also ask for other identifying documents or financial information relevant to a suitability assessment. If that information is not provided, we may not be able to open the account.

In order to invest in the Company, we only accept wired funds from a U.S. financial institution (ACH network member). We do not accept cash, cashier's checks/official bank checks, starter checks, foreign checks, money orders, third-party checks, counter checks or traveler's checks.

If the Subscriber participates in the DRIP, it is requested to promptly notify the Company in writing if at any time the Subscriber experiences a material change in its financial condition, including if the Subscriber can no longer make any of the representations or warranties set forth in this Subscription Agreement, including, without limitation, the ability to continue to qualify as an accredited investor (as such term is defined by Rule 501(a) of the Securities Act).

3. ELECTRONIC DELIVERY

Please initial box if you wish to elect this option   CA   **Email Address** taxinformation@corespaces.com

The Subscriber hereby requests all available printed materials associated with this account or securities held in this account, including but not limited to, annual and other reports, the Registration Statement and amendments thereto, proxies, investor statements and correspondence be made available and delivered electronically. The internet address (URL) where the materials are available will be contained within an announcement sent to investor's address when such materials are available. Materials referenced within the e-mail announcement may be viewed electronically or printed. Costs associated with accessing the internet may be incurred and certain software may need to be downloaded in order to view the materials delivered electronically and that timely access to the materials may not be available in the event of a system failure or network outage.

By initialing above, the Subscriber acknowledges and agrees that the Subscriber will not receive paper copies of any shareholder communications unless (i) the Subscriber notifies the Company that it is revoking this election with respect to all shareholder communications or (ii) Subscriber specifically requests that the Company send a paper copy of a particular shareholder communication to the Subscriber. The Company has advised the Subscriber that it has the right to revoke this election at any time and receive all shareholder communications as paper copies through the mail. The Subscriber also understands that it has the right to request a paper copy of any shareholder communication.

4. OWNERSHIP INFORMATION
Please select one ownership type and attach any applicable documentation.

INDIVIDUAL INVESTORS

☐ Individual

☐ Joint Tenants

☐ Tenants in Common

☐ Joint Tenants with Rights of Survivorship

☐ Community Property

☐ Individual 401k Account

☐ Individual Retirement Account
Roth ☐ Rollover ☐ SEP ☐ Other ☐

☐ Uniform Gift to Minors Act - State of _____
minor information must be included in Section 6 ("Subscriber Information") below

☐ Other _____

ENTITIES

☐ Public Pension Plan

☐ Qualified Pension Plan

☐ Taft-Hartley Plan

☐ Sovereign Wealth Fund

☐ 501(c)(3) Organization

☐ Partnership - Authorized signature required.
Include copy of partnership agreement.

☐ Trust Accounts
Taxable Trust ☐   Tax-Exempt Trust ☐ Grantor Trust

☐ Corporate - Authorized signature required..
C-Corp ☐   S-Corp ☐
Include copy of corporate resolution

X Limited Liability Company - Authorized signature required.
C-Corp ☐   S-Corp ☐   Partnership X
Include copy of Articles of Organization or Incorporation

☐ Other
Include copy of applicable governing document

5. FORM PF INFORMATION

Indicate the category below that best describes the Investor. (If the Investor is acting as agent or nominee for a beneficial owner, please check the item that best describes the beneficial owner.) All Investors must select only one.

☐ Individuals that are United States persons

☐ Individuals that are not United States persons

☐ Broker-dealers

☐ Insurance companies

☐ Investment companies registered with the SEC

X Private funds

☐ Non-profit organizations

☐ Pension plan (excluding governmental pension plans)

☐ Banking or thrift institution (proprietary)

☐ State or municipal government entities (excluding governmental pension plans)

☐ State or municipal governmental pension plans

☐ Sovereign wealth funds

☐ Fund of Funds

☐ Other. Please Specify: _____

☐ Investors that are not United States persons and about which the foregoing beneficial ownership information is not known and cannot reasonably be obtained because the beneficial interest is held through a chain involving one or more third party intermediaries

<table>
<tr><td>**6.**</td><td>**SUBSCRIBER INFORMATION**</td></tr>
</table>

Note: If the Subscriber is an Individual Retirement Account ("IRA") or 401(k) Account, please complete sub-section A below with respect to the individual owner of the account. If the Subscriber is a disregarded entity or grantor trust, please complete sub-section A below with respect to the owner or grantor and sub-section C below with respect to the entity or trust.

A.   INDIVIDUAL INVESTORS

A permanent street address MUST be provided. See Section 7 ("Contact Information & Interested Parties") if mailing address is different than street address. P.O. boxes are not accepted.

First Name		MI		Last Name	

SSN/Tax ID		Date of birth (mm/dd/yyyy)	

Permanent Street Address	

City		State		Zip Code		Country	

Email		Phone	

U.S. Federal Income Tax Status   ☐ Taxable   ☐ Tax-Exempt

Are you a CUL REIT officer or trustee or an employee or affiliate of the Sponsor or an Other Account? (Required) ☐ No ☐ Yes
If yes, please select one of the below:

☐ CUL REIT Officer or Trustee ☐ Sponsor Affiliate or Employee ☐ Other Account

Required for Non-U.S. Citizens
If you are a non-U.S. citizen, please check the applicable box and specify your country of citizenship below.

☐ Resident Alien ☐ Non-Resident Alien ☐ Country of Citizenship/Domicile if different than above _____

B.   CO-INVESTOR, CO-TRUSTEE or CO-AUTHORIZED SIGNATORY

A street address MUST be provided. See Section 7 ("Contact Information & Interested Parties") if mailing address is different than street address. P.O. boxes are not accepted.

First Name		MI		Last Name	

SSN/Tax ID		Date of Birth (mm/dd/yyyy)	

Permanent Street Address	

City		State		Zip Code		Country	

Email		Phone	

U.S. Federal Income Tax Status   ☐ Taxable   ☐ Tax-Exempt

Are you a CUL REIT officer or trustee or an employee or affiliate of the Sponsor or an Other Account? (Required) ☐ No ☐ Yes
If yes, please select one of the below:

☐ CUL REIT Officer or Trustee ☐ Sponsor Affiliate or Employee ☐ Other Account

Required for Non-U.S. Citizens
If you are a non-U.S. citizen, please check the applicable box and specify your country of citizenship below..

☐ Resident Alien ☐ Non-Resident Alien ☐ Country of Citizenship/Domicile if different than above _____

C. ENTITY INVESTORS

A street address MUST be provided. See Section 7 ("Contact Information & Interested Parties") if mailing address is different than entity's address. P.O. boxes are not accepted.

Name of Subscribing Entity | CS RE Holdings, LLC

Is the subscriber a Sponsor affiliate? **(required)** ☐ No X Yes

Is the Subscriber an entity that was formed for the purpose of investing in CUL REIT or otherwise formed for the specific purpose of investing in securities? **(required)** X No ☐ Yes

Entity Street Address | 1400 N. Kingsbury

City | Chicago | State | IL | Zip Code | 60642 | Country | USA

U.S. Federal Income Tax Status ☐ Taxable ☐ Tax-Exempt . Fiscal Year-End (if not Dec 31)

D. CUSTODIAN

If applicable, provide custodian information below.

Custodian Name |

Custodian Tax ID | | Client Account Number |

Daytime Phone Number |

The undersigned confirm(s), which confirmation is made on behalf of the custodian, that the custodian will accept distributions on behalf of the Subscriber pursuant to an agreed-upon custodial agreement between the Subscriber and the custodian. Custodian agrees to accept distributions on behalf of the Subscriber until such custodial agreement is amended, terminated or the Subscriber notifies CUL REIT of a change in distribution methodology.

Custodian Signature | | Date (mm/dd/yyyy) |

7.   CONTACT INFORMATION & INTERESTED PARTIES

CONTACT INFORMATION

Please complete if different from contact information provided in Section 6.

First Name	Tracy	MI		Last Name	Wojkowski

Residential Street Address	1400 N Kingsbury

City	Chicago	State	IL	Zip Code	60642	Country	USA

Email	[***]	Phone	[***]

INTERESTED PARTIES

Subscriber, by identifying the Interested Parties below, you hereby authorize CUL REIT to send any and all information about the Subscriber's investment in CUL REIT to the Interested Parties identified below. A contact list may also be attached to this subscription document if there are multiple interested parties. This contact information may be updated and communicated to CUL REIT from time to time.

First Name	Cara	MI		Last Name	Bardon

Street Address	1400 N. Kingsbury

City	Chicago	State	IL	Zip Code	60642	Country	USA

Email	[***]	Phone	[***]

First Name		MI		Last Name	

Street Address	

City		State		Zip Code		Country	

Email		Phone	

First Name		MI		Last Name	

Street Address	

City		State		Zip Code		Country	

Email		Phone	

8.   DISTRIBUTION   INFORMATION

Distribution Reinvestment Plan

Accounts are automatically enrolled in CUL REIT's Distribution Reinvestment Plan (the "DRIP") and dividends and capital gains will be reinvested unless you affirmatively elect not to participate in the DRIP. If you do not wish to be enrolled in the DRIP, please check the box below and complete the information below. If you wish to keep automatic enrollment in place, skip this section.

☐ Do Not Enroll

IMPORTANT: If you are not enrolling in the DRIP please select a distribution option from the list below. Note that distributions for custodial accounts will be paid to the custodian regardless of the selection below.

- ☐   Direct Deposit (ACH)
- ☐   Checking (must enclose voided check)
- ☐   Savings (must enclose voided check)
- ☐   Brokerage or other

Full Name	
Mailing Address	

City		State		Zip Code	

ACH Authorization for Cash Distributions

Investors who do not participate in the DRIP will receive cash distributions via ACH into the bank account listed below. Custodial investors must list the bank account of the custodian. I/we hereby authorize CUL REIT or its agent to deposit my/our distributions into the bank account listed above. I/we further authorize the financial institution named below to credit such account. I/we understand that this authorization remains in effect until CUL REIT receives my/our notification, in writing, to terminate the authorization in such a time and manner as to afford CUL REIT and my/our financial institution a reasonable time to act on it. In the event that CUL REIT deposits funds erroneously into my/our account, CUL REIT is authorized to debit such account for an amount not to exceed the amount of the erroneous deposit.

Initials

9.   BANKING INSTRUCTIONS FOR WIRES AND DIRECT DEPOSITS

All investors utilizing Direct Deposit for distributions must provide banking instructions to the investor's brokerage account or pre-designated U.S. bank account. All repurchases processed will be electronically delivered to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the investor has made the necessary funds transfer arrangements. Funds electronically delivered by the Company or its agents must be to a U.S. financial institution (ACH network member).

Note: Electronic funds transfers require the signatures of the bank account owners exactly as they appear on the bank records. Registration of the bank account must be the same as names and signatures on this form.

Name of Financial Institution   [***]

U.S. Investor Financial Institution Information

Name on Account/FBO	[***]
Account Number	[***]
Financial Institution ABA	[***]
Financial Institution SWIFT Code	

Non-U.S. Investor Financial Institution Information

Bank Location	
Intermediary Bank Name	
Intermediary Bank ABA	
Intermediary Bank SWIFT Code	

10. ACCREDITED INVESTOR CERTIFICATION

The Subscriber represents and warrants that the Subscriber (i) is an "accredited investor" within the meaning of Regulation D under the Securities Act of 1933, as amended (the "Securities Act"), and (ii) has checked the boxes for the applicable statements below pursuant to which the Subscriber so qualifies. The Subscriber should be aware that an investment in CUL REIT is considered an investment in securities. As a result, if the Subscriber is an entity formed for the purpose of investing in CUL REIT (or otherwise is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities), the Subscriber entity may require an exemption from registration under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The Subscriber should consult with its own legal advisors about an investment in CUL REIT and any legal requirements that may be implicated.

(Check all that apply):

A. **Individual Investors**

☐ The Subscriber is a natural person whose net worth, taken together with the net worth of such person's spouse or spousal equivalent[1], exceeds $1,000,000, excluding primary residence and any mortgage or other loan on the primary residence up to its fair market value (except for increases in the loan amount, other than for purchase of the primary residence, in the last 60 days prior to purchase of the shares), but including home furnishings and personal automobiles.

☐ The Subscriber is a natural person who had an individual income in excess of $200,000 in each of the two previous years, or joint income with such person's spouse or spousal equivalent in excess of $300,000 in each of those years, and who reasonably expects to reach the same income level in the current year.

☐ The Subscriber holds in good standing, one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status and which the SEC has posted as qualifying (currently, a Series 7, 65 or 82 license issued by the Financial Industry Regulatory Authority Inc. ("FINRA")).

☐ The Subscriber is a trustee or executive officer of CULREIT or a director, executive officer or general partner of the Adviser or its affiliates.

☐ The Subscriber is a natural person "family client" of a "family office" (each such term as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended (the "Advisers Act")), where: (A) the family office has total assets under management in excess of $5,000,000; (B) the family office is not formed for the specific purpose of acquiring the Shares; and (C) the natural person family client's purchase of the shares is directed by the family office, which has such knowledge and experience in financial and business matters that the family office is capable of evaluating the merits and risks of an investment in such shares.

☐ The Subscriber is **not** an Accredited Investor.

B. **Co-Investors**

☐ The Co-Investor is a natural person whose net worth, taken together with the net worth of such person's spouse or spousal equivalent[1], exceeds $1,000,000, excluding primary residence and any mortgage or other loan on the primary residence up to its fair market value (except for increases in the loan amount, other than for purchase of the primary residence, in the last 60 days prior to purchase of the shares), but including home furnishings and personal automobiles.

☐ The Co-Investor is a natural person who had an individual income in excess of $200,000 in each of the two previous years, or joint income with such person's spouse or spousal equivalent in excess of $300,000 in each of those years, and who reasonably expects to reach the same income level in the current year.

☐ The Co-Investor holds in good standing, one or more professional certifications or designations or credentials from an accredited educational institution that the SEC has designated as qualifying an individual for accredited investor status and which the SEC has posted as qualifying (currently, a Series 7, 65 or 82 license issued by the Financial Industry Regulatory Authority Inc. ("FINRA")).

☐ The Co-Investor is a trustee or executive officer of CULREIT or a director, executive officer or general partner of the Adviser or its affiliates.

☐ The Co-Investor is a natural person "family client" of a "family office" (each such term as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940, as amended (the "Advisers Act")), where: (A) the family office has total assets under management in excess of $5,000,000; (B) the family office is not formed for the specific purpose of acquiring the Shares; and (C) the natural person family client's purchase of the shares is directed by the family office, which has such knowledge and experience in financial and business matters that the family office is capable of evaluating the merits and risks of an investment in such shares.

☐ The Co-Investor is **not** an Accredited Investor.

C. **Trust Investors**

☐ The trust is a revocable trust, and all of the grantors meet one of the qualifications under "Individual Investors" above.

☐ The trust has total assets in excess of $5,000,000 and was not formed for the specific purpose of acquiring CUL REIT shares, and the purchase is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of an investment in CUL REIT shares as described in Rule 506(b)(2)(ii) under the Securities Act OR the trustee or co-trustee of the trust is a bank, insurance company, registered investment company, business development company, or small business investment company (under Rule 501(a)(1) of Regulation D promulgated under the Securities Act).

D.   Pension Fund, Corporation, Partnership, LLC, or Other Entity Investors

In addition to completing this sub-section, Entity Investors shall provide (i) entity formation documentation and (ii) anti money laundering and beneficial ownership information to be provided in Annex C.

X   The subscribing entity is a corporation, a business trust, a partnership, a limited liability company, an Indian tribe, a labor union, or a government body or fund, not formed for the specific purpose of acquiring CUL REIT shares, with total assets in excess of 5,000,000.

☐   The subscribing entity is a broker-dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐   The subscribing entity is an investment company registered under the Investment Company Act of 1940, as amended.

☐   The subscribing entity is a business development company (as defined in Section 2(a)(48) of the Investment Company Act of 1940, as amended).

☐   The subscribing entity is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958, as amended.

☐   The subscribing entity is a private business development company (as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended (the "Advisers Act")).

☐   The subscribing entity is a Rural Business Investment Company as defined in Section 384A of the Consolidated Farm and Rural Development Act.

☐   The subscribing entity is either (i) registered with the U.S. Securities and Exchange Commission (the "SEC") as an investment adviser or relying on the exemption from registering with the SEC under Section 203 of the Advisers Act or (ii) registered as an investment adviser or equivalent under the laws of any state of the United States of America.

☐   The subscribing entity is a bank as defined in Section 3(a)(2) of the Securities Act, any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity.

☐   The subscribing entity is an insurance company as defined in Section 2(a)(13) of the Securities Act.

☐   The subscribing entity is an insurance plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets of more than $5,000,000. Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets of more than $5,000,000.

☐   The subscribing entity is an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors.[2]

☐   All of the equity owners of the subscribing entity are accredited investors.[3]

☐   An entity, of a type not listed above, not formed for the specific purpose of acquiring the CUL REIT shares, owning investments in excess of $5,000,000.

☐   The subscribing entity is a "family office" or "family client" (each as defined in Rule 202(a)(11)(G)-1 of the Advisers Act) of a family office that (i) has at least $5,000,000 in assets under management, (ii) was not formed for the specific purpose of acquiring CUL REIT shares, and (iii) is directed by a person who has such knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of purchasing CUL REIT shares.

---

[1] The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

[2] If the Subscriber is an accredited investor for the reason described in this clause (iii), the Subscriber hereby represents, warrants and covenants with respect to each person making investment decisions for the Subscriber that: (a) the Subscriber is sufficiently familiar with each such person's regulatory status and/or asset ownership to make representations on each such person's behalf; (b) each such person qualifies as an "accredited investor" under one or more of the provisions of this Section 9; (c) CUL REIT may rely on the Subscriber's representations on behalf of each such person hereunder to the same extent as if each such person had completed this Section 9; and (d) the Subscriber shall permit no direct or indirect transfer of beneficial interests in the Subscriber or change in investment decision making that at any time would result in any of the representations contained in clauses (a) through (c) ceasing to be true.

[3] If the Subscriber is an accredited investor for the reason described in item 4 of this Section 9(C), the Subscriber hereby represents, warrants and covenants with respect to each stockholder, partner, member or other beneficial owner of the Subscriber (each, a "Beneficial Owner") that: (a) the Subscriber is sufficiently familiar with each such Beneficial Owner's regulatory status and/or asset ownership to make representations on each such Beneficial Owner's behalf; (b) each such Beneficial Owner qualifies as an "accredited investor" under one or more of the provisions of this Section 9; (c) CUL REIT may rely on the Subscriber's representations on behalf of each such Beneficial Owner hereunder to the same extent as if each such Beneficial Owner had completed this Subscription Agreement; and (d) the Subscriber shall permit no direct or indirect transfer of beneficial interests in the Subscriber that at any time would result in any of the representations contained in clauses (a) through (c) ceasing to be true.

11. TAX AND ERISA INFORMATION

This Section 11 includes information for the Subscriber and the Subscriber's tax adviser to review and complete with regard to the tax status of the individual or entity in whose name the investment will be held.

For purposes of this Section 10: The term "Individual" means an individual within the meaning of Code Section 542(a)(2), as modified by Code Section 856(h)(3). Natural persons and the following organizations are treated as Individuals for these purposes:

- A pension trust under Code Section 501(c)(17) (a trust that provides for payment of supplemental unemployment compensation);
- A private foundation under Code Section 509(a); and
- A trust permanently set aside or used for charitable purposes as described in Code Section 642(c) (charitable trusts for estate planning purposes).

In general, all other entities are not treated as Individuals.

The term "Beneficial Ownership" means the ownership of Shares of CUL REIT, directly or indirectly, by an entity or Individual for purposes of Code Section 542(a)(2), taking into account the constructive ownership rules of Code Section 544, as modified by Code Section 856(h)(1)(B). In general, this means that Shares of CUL REIT held, directly or indirectly, by or for (i) a corporation, partnership, estate, or trust shall be considered as owned directly proportionately by its shareholders, partners or beneficiaries, and (ii) a natural person's spouse, brothers, sisters, ancestors and lineal descendants are treated as owned by that person. In addition, if any entity or Individual has an option to acquire Shares of CUL REIT (or an option to acquire such an option or one of a series of such options), such Shares of CUL REIT shall be treated as owned by such entity or Individual. Under these rules, each Subscriber will be treated as Beneficially Owning its proportionate share of CUL REIT. As used in this Section 10, the terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" have correlative meanings.

A. SUBSCRIBER TAX STATUS

Please confirm with a tax adviser the status and Beneficial Ownership of the Individual or entity making the investment in CUL REIT and then check the category applicable to your status:

(a) ☐ The Subscriber is a natural person or an IRA or a 401k Account owned by a natural person and either:

    (i) ☐ none of the Subscriber or such owner's spouse, brothers or sisters (whether by whole or half-blood), ancestors or lineal descendants, and no entity in which the Subscriber or any of the foregoing relatives directly or indirectly invests, Beneficially Owns an interest in CUL REIT; or

    (ii) ☐ the name of each related person described in clause (i) are disclosed in sub-section C below.

(b) ☐ The Subscriber is a trust described in Code Section 401(a) and exempt from tax under Code Section 501(a) and either:

    (i) ☐ no beneficiary holds an actuarial interest in the Subscriber in excess of 1%;

    (ii) ☐ a beneficiary holds an actuarial interest in the Subscriber of more than 1% but not in excess of 10%; or

    (iii) ☐ a beneficiary holds an actuarial interest in the Subscriber of more than 10% (in which case the Subscriber must complete sub-section B below).

(c) ☐ The Subscriber is a private foundation within the meaning of Code Section 509(a).

(d) ☐ The Subscriber is a trust described in Code Section 501(c)(17) (a trust providing for payment of supplemental unemployment compensation benefits).

(e) ☐ The Subscriber is a trust permanently set aside for a charitable or other purpose as described in Code Section 642(c).

(f) ☐ The Subscriber is a public charity exempt from tax under Code Section 501(c)(3).

(g) ☐ The Subscriber is a governmental plan within the meaning of Code Section 414(d) and either:

    (i) ☐ no beneficiary holds an actuarial interest in the Subscriber in excess of 1%;

    (ii) ☐ a beneficiary holds an actuarial interest in the Subscriber of more than 1% but not in excess of 10%; or

    (iii) ☐ a beneficiary holds an actuarial interest in the Subscriber of more than 10% (in which case the Subscriber must complete sub section B below).

(h) ☐ The Subscriber is a voluntary employees' beneficiary association described in Code Section 501(c)(9) and either:

    (i) ☐ no beneficiary holds an interest in the Subscriber in excess of 1%;

    (ii) ☐ a beneficiary holds an interest in the Subscriber of more than 1% but not in excess of 10%; or

    (iii) ☐ a beneficiary holds an interest in the Subscriber of more than 10% (in which case the Subscriber must complete sub-section B below).

(i)   X   The Subscriber is a corporation, limited liability company or partnership not otherwise described in paragraphs (a) through (h) and either:

        (i)   ☐   no Individual Beneficially Owns more than 1% of the interests in the Subscriber;

        (ii)   X   an Individual Beneficially Owns more than 1% of the interests in the Subscriber, but no Individual Beneficially Owns more than 10% of the interests in the Subscriber; or

        (iii)   ☐   an Individual Beneficially Owns more than 10% of the interests in the Subscriber (in which case the Subscriber must complete sub- section B below).

(j)   ☐   The Subscriber is a trust or estate not otherwise described in paragraphs (a) through (h) and the statements in clause (i), (ii), (iii), (iv) or (v) checked below apply:

        (i)   ☐   The Subscriber is a grantor trust with one beneficiary (a "Beneficiary") and one grantor ("Grantor"), both of whom are natural persons, and either:

            (A)   ☐   none of the Beneficiary's or Grantor's spouse(s), brothers or sisters (whether by whole or half-blood), ancestors or lineal descendants, and no entity in which CUL REIT, Beneficiary or Grantor or any of the foregoing relatives directly or indirectly invests, Beneficially Owns an interest in CUL REIT; or

            (B)   ☐   the names of all related persons described in clause (A) who Beneficially Own an interest in CUL REIT and such persons' relationship to the Subscriber, the Beneficiary and/or the Grantor (as applicable) are disclosed in sub-section C below;

        (ii)   ☐   The Subscriber is a grantor trust with more than one Beneficiary and/or Grantors, and two or more of the Beneficiaries and/or Grantors are related to each other as spouses, brothers or sisters (whether by whole or half-blood), ancestors or lineal descendants, and either

            (A)   ☐   none of the Beneficiaries' or Grantors' spouse(s), brothers or sisters (whether by whole or half-blood), ancestors or lineal descendants, and no entity in which CUL REIT, the Beneficiaries or Grantor(s) or any of the foregoing relatives directly or indirectly invests, Beneficially Owns an interest in CUL REIT; or

            (B)   ☐   the names of all related persons described in clause (A) who Beneficially Own an interest in CUL REIT, and such persons' relationship to the Subscriber, any Beneficiary and/or the Grantor(s) (as applicable) are disclosed in sub-section C below;

        (iii)   ☐   no Individual will Beneficially Own, directly or indirectly, more than 1% of the interests in the Subscriber

        (iv)   ☐   if an Individual will Beneficially Own, directly or indirectly, more than 1% of the interests in the Subscriber, no Individual will Beneficially Own, directly or indirectly, more than 10% of the interests in the Subscriber; or

        (v)   ☐   an Individual will Beneficially Own, directly or indirectly, more than 10% of the interests in the Subscriber, in which case the Subscriber must complete sub-section B below.

B.   INFORMATION FOR SUBSCRIBERS WITH 10% BENEFICIAL OWNERSHIP

This sub-section B and associated Annex C is to be completed by Subscribers who selected a category above in sub-section A indicating the Subscriber is an entity with one or more ultimate beneficiaries who owns, directly or indirectly, more than 10% of the interests of the Subscribers.

(a)   Is the Investor or any of the ultimate beneficiaries publicly traded?   ☐ Yes X No

(b)   Is the Investor or any of the ultimate beneficiaries a regulated entity? ☐ Yes X No

(c)   Please complete **Annex C** describing the number of Beneficial Owners of the Subscriber, including the name of each Beneficial Owners, their address, their relative interests in the Subscriber, and the relationships, if any, among the Subscriber's Beneficial Owners.

C.   AFFILIATES (TO BE COMPLETED BY ALL SUBSCRIBERS)

This sub-section B is applicable to the Subscriber solely if the applicable category in sub-section A above requires the Subscriber to complete this sub-section B. If this sub-section B is applicable, the Subscriber must complete paragraphs (a) and (b) of this sub-section B below, and must provide any additional information that CUL REIT may request in order to ascertain whether more than 50% of the equity of CUL REIT may be held by five or fewer Individuals.

(a)   To the best of the Subscriber's knowledge, is the Subscriber (and, if applicable, the Grantor(s) or any Beneficiaries of Subscriber) affiliated with or related to any other investor or prospective investor in CUL REIT?

    ☐ Yes X No

If "Yes," please identify any such other investor or prospective investor and provide details of the affiliation:

Name _____ Affiliation _____

Name _____ Affiliation _____

Name _____ Affiliation _____

(b) In the case of a Subscriber that is a trust described in Code Section 401(a) and exempt from tax under Code Section 501(a), the Subscriber certifies that no "disqualified person" (as defined in Code Section 4975(e)(2), without regard to subparagraphs (B) and (I) thereof) with respect to such Subscriber holds, directly or indirectly, any interest in CUL REIT.

D. **CERTAIN CERTIFICATIONS RELATED TO DOMESTICALLY CONTROLLED REIT STATUS (TO BE COMPLETED BY ALL SUBSCRIBERS):**

For purposes of this sub-section D:

"Domestic Trust" means a trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. fiduciaries have the authority to control all substantial decisions of CUL REIT, or (ii) CUL REIT has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. Person.

"Foreign Ownership Percentage" means, with respect to you as of the date of this Subscription Agreement, the portion of your interest in CUL REIT that is held by Foreign Persons directly or indirectly through any one or more U.S. Persons.

"Foreign Person" means a "foreign person" for purposes of Section 897(h)(4)(B) of the Code, and includes (i) any nonresident alien individual, (ii) any corporation or partnership that is not created or organized in the United States or under the law of the United States or of any state (unless, in the case of a partnership, applicable Treasury regulations provide otherwise), (iii) any estate of a non-resident alien individual, and (iv) any trust other than a Domestic Trust.

"U.S. Individual" means an individual that is a U.S. Person.

"U.S. Person" means a "United States person" as defined by Code Section 7701(a)(30) and includes (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or of any State (unless, in the case of a partnership, the Secretary provides otherwise by regulations), (iii) any estate other than the estate of a Foreign Person, and (iv) a Domestic Trust.

Under penalties of perjury, you certify that: (check only one)

(a) ☐ The Subscriber is a Foreign Person.

(b) ☐ The Subscriber is a U.S. Individual (including a U.S. Individual subscribing through an IRA or 401k account).

(c) ☐ The Subscriber is a U.S. Person and **not** a U.S. Individual (i.e., an entity investor). The Subscriber represents that:

   (i) the Subscriber's Foreign Ownership Percentage does not (and will not) **exceed __%** *(please provide your Foreign Ownership Percentage);* and

   (ii) the Subscriber will promptly notify CUL REIT in writing upon any increase in its Foreign Ownership Percentage above the amount stated in (c)(i) above.

E. SUBSCRIBER ERISA STATUS (TO BE COMPLETED BY ALL SUBSCRIBERS)

(a) Please indicate whether or not the Subscriber is, or is acting on behalf of (i) an "employee benefit plan" (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) a "plan" (as defined in Section 4975(e)(1) of the Code) subject to Section 4975 of the Code, including an IRA, or (iii) an entity which is deemed to hold assets of an "employee benefit plan" or "plan" described in (i) or (ii) under Section 3(42) of ERISA and ERISA Regulation §2510.3-101, as modified by Section 3(42) of ERISA including an insurance company general account, an insurance company separate account or a collective investment fund (each of (i), (ii) or (iii), a "Benefit Plan Investor").

☐ Yes X No

(b) If Subscriber answered "**YES**" to (a) above, please indicate the percentage of Subscriber's Shares that will be held by Benefit Plan Investors on the Subscription Date: _____%.

PLEASE NOTE, IF YOU DO NOT INCLUDE ANY PERCENTAGE IN THE BLANK SPACE, YOU WILL BE COUNTED AS IF YOU FILLED IN 100% IN THE BLANK SPACE.

If the Subscriber is or is investing the plan assets of a Benefit Plan Investor, you as the individual executing the Subscriber Execution Page of the Subscription Agreement on behalf of the Subscriber (the "fiduciary") represent and acknowledge that you, and any other fiduciaries responsible for the Subscriber's investment, are aware of and understand CUL REIT's investment objective, policies and strategies and risks, and that the decision to invest plan assets of the Subscriber in CUL REIT was made with appropriate consideration of relevant investment factors with regard to the Subscriber and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to investment decisions under ERISA (if applicable).

You represent and acknowledge that the decision to invest in CUL REIT was made by you as a fiduciary that is independent of CUL REIT, the Adviser, any third-party investment manager with whom CUL REIT invests its assets and their affiliates; none of the Adviser, CUL REIT or any of their respective affiliates, or any trustee, director, officer, member, employee or agent of the Adviser, CUL REIT, or any of their respective affiliates, is or will be a "fiduciary" for purposes of ERISA or Section 4975 of the Code or any Similar Law of the Subscriber in connection with the Subscriber's decision to purchase, hold or dispose of Shares, or otherwise with respect to its investment in CUL REIT; that you are duly authorized to make such investment decision and that the Subscriber's investment will not result in a non- exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of any Similar Laws.

If the Subscriber is (or is acting on behalf of or using the assets of) a "governmental plan" (within the meaning of Section 3(32) of ERISA) or other plan subject to any U.S. federal, state, local or non-U.S. law or regulation that is substantially similar to the fiduciary responsibility provisions of Title I of ERISA or the provisions of Section 4975 of the Code ("Similar Law"), the Subscriber represents that the purchase and holding of Shares by the Subscriber will not (A) constitute or result in a violation of any Similar Law, (B) cause any assets of CUL REIT to be treated as assets of the Subscriber for purposes of any Similar Law, (C) cause any of CUL REIT, the Adviser or any of their respective trustees, directors, officers, members, employees or agents or any of their respective affiliates to be a fiduciary with respect to the assets of any plan subject to any Similar Law, or (D) otherwise subject CUL REIT or the Adviser to any requirements under any Similar Law.

F. CERTAIN FIRPTA CERTIFICATIONS (required for U.S. investors)

Under penalties of perjury, you certify that the address shown on this Subscription Agreement is my home address (in the case of an individual) or office address (in the case of an entity) and that you are not a foreign corporation, foreign partnership, foreign trust, or foreign estate, or a disregarded entity of one of the foregoing entities (as those terms are defined in the Code and Treasury Regulations promulgated thereunder).

F. IRS FORM W-8 and W-9 CERTIFICATIONS

Subscribers must complete and execute IRS Forms W-8 or W-9, as applicable. A link to the Form W-9 is attached hereto. Forms W-8 and their respective instructions are available at https://www.irs.gov/forms-pubs. **All Subscribers should consult their own U.S. tax advisors regarding the appropriate IRS Form(s) to provide and the manner in which such IRS Form(s) should be completed.**

12. FINANCIAL INTERMEDIARY INFORMATION

Required information for all sales through a financial intermediary. All fields must be completed. If you would like your financial professional to receive duplicate copies of correspondence please include them in *Section 7. Contact Information & Interested Parties*.

If you are acquiring Shares through a financial advisor, the financial advisor must sign below to complete the order. The undersigned financial advisor hereby warrants that he/she is (check the appropriate box or boxes):

☐ A registered broker-dealer

☐ An investment adviser registered with the SEC

☐ Other: An investment adviser registered with _____

A. BROKER-DEALER REPRESENTATIONS

1. Prior to recommending a purchase of the Shares, the undersigned broker-dealer has reasonable grounds to believe, on the basis of information supplied by the investor(s) concerning his/her/its investment objectives, other investments, financial situation and needs, and other pertinent information that:

   A. The investor is an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act;

   B. The investor(s) meets any additional standards established by CUL REIT;

   C. The investor(s) has a net worth and income sufficient to sustain the risks inherent in the Shares, including loss of the entire investment and lack of liquidity;

   D. The Shares are otherwise a suitable investment for the investor(s); and

   E. The investor(s) have received the Memorandum and have an apparent understanding of the features, risks and tax consequences of the investment, including the risk that the subscriber may lose the entire investment.

2. The undersigned broker-dealer or authorized representative further represents and certifies that, in connection with this subscription for shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm's existing Anti-Money Laundering Program and Customer Identification Program.

3. The broker-dealer or authorized representative verifies that the subscription either does not involve a discretionary account or, if so, that it has made the investor(s) aware, prior to subscribing for the Shares, of the risks entailed in investing in the Shares.

4. The broker-dealer or authorized representative hereby certifies that it is registered in the state of sale (investor's state of residence) and it is not subject to any of the "Bad Actor" disqualifications in Rule 506(d)(1)(i) to (viii) under the Securities Act.

5. The undersigned broker-dealer further certifies that his/her signature below constitutes his/her agreement to be bound by all the provisions of the terms and conditions set forth in this Section 12A.

Name of Broker-Dealer Firm		CRD #		Branch ID	
Name of Representative		CRD #		Rep ID	
Broker-Dealer Address					
City		State		Zip Code	
Phone		Email			

Signature of Broker-Dealer (if applicable)		Date	
Signature of Registered Representative (if applicable)		Date	

B. REGISTERED INVESTMENT ADVISER REPRESENTATIONS

For purposes of the Subscription Agreement and the subscription of the Subscriber subscribing hereunder, the registered investment advisor below ("RIA") represents and warrants to, and agrees with, CUL REIT as follows:

1. RIA acknowledges and agrees that no commissions, fees or other compensation will be paid in respect of the subscription to the RIA by CUL REIT or any person acting on its behalf.

2. In its communications with the Subscriber with respect to the Shares and in procuring the subscription, RIA represents as **follows:**

    A. RIA acknowledges the offering is exempt from registration pursuant to Rule 506(b) of Regulation D under the Securities Act. RIA hereby confirms that RIA had a reasonable basis to believe the Subscriber is an "accredited investor," as such term is defined by Rule 501(a) of Regulation D under the Securities Act, with whom it had a pre-existing substantive relationship.

    B. RIA did not solicit the investment by means of any form of general solicitation or general advertisement.

    C. The Subscriber resides in a jurisdiction that CUL REIT has identified as a jurisdiction in which the Shares are qualified for sale or as to which such qualification is not required.

    D. RIA has determined that an investment in CUL REIT is appropriate for the Subscriber's advisory account.

    E. If RIA is not exercising investment discretion with respect to the subscription, RIA has advised the Subscriber that the Subscriber would be afforded the opportunity to ask questions of, and receive answers from CUL REIT and its principals, concerning CUL REIT, the Shares and the terms and conditions of the offering, and to obtain any additional information deemed necessary to verify the accuracy of the information contained in the Memorandum to the extent possessed by CUL REIT or obtainable by them without unreasonable effort or expense.

    F. RIA has made reasonable inquiry to determine (i) that the Subscriber is acquiring the Shares for the Subscriber's own account and not on behalf of other persons, (ii) that the Subscriber understands the limitations on the Subscriber's disposition of the Shares under applicable federal and state securities laws and CUL REIT's governing documents, and (iii) that the Subscriber understands that he, she or it must bear the economic risk of the investment for an indefinite period of time because of such limitations.

    G. RIA did not provide any information or make any representation concerning CUL REIT or the offering except as set forth in the Memorandum and any advertising and supplemental sales literature approved by the Adviser to be used in connection with the offering.

3. RIA agrees to maintain, for at least six years, a record of the information obtained to determine that an investment in the Shares is a suitable and appropriate investment for the Subscriber and that such Subscriber meets the financial qualification and suitability standards and other requirements imposed on investors in the offering, and to make such records available to CUL REIT and the Adviser during such period upon its reasonable request.

4. RIA agrees to keep records indicating to whom each Memorandum and related materials was delivered and to make such information available to CUL REIT and the Adviser upon written request.

5. RIA represents to CUL REIT and the Adviser that RIA or firm by which RIA is employed (the "Firm") has established and implemented: (a) an anti-money laundering compliance program in accordance with applicable laws and regulations, including without limitation federal and state securities laws, the USA Patriot Act of 2001, Executive Order 13224, and (b) a program, in accordance with applicable laws and regulations, (i) for the verification of the identity of its new clients, (ii) for maintenance of client records, (iii) to check the names of new clients against government watch lists, including the Office of Foreign Asset Control's list of Specially Designated Nationals and Blocked Persons, and (iv) for the provision of information to the Financial Crimes Enforcement Network of the U.S. Department of the Treasury (the "Financial Crimes Enforcement Network") upon request.

6. 6. With respect to any nonpublic personal information, as defined in the Gramm-Leach-Bliley Act of 1999 (the "GLB Act"), of the Subscriber provided to RIA, RIA agrees to (a) abide by and comply with and to cause the Firm to abide by and comply with (i) the applicable privacy standards and requirements of the GLB Act and the applicable regulations promulgated thereunder, (ii) the privacy standards and requirements of any other applicable federal or state law, and the Firm's own internal privacy policies and procedures, each as may be amended from time to time; (b) refrain from the use or disclosure of nonpublic personal information (as defined under the GLB Act) of the Subscriber if the Subscriber has opted out of such disclosures, except as necessary to service the Subscriber or as otherwise necessary or required by applicable law; and (c) provide the Subscriber both initial and annual privacy notices as required pursuant to Rule 6(a) of Regulation S-P, promulgated under the GLB Act.

7. RIA acknowledges that all expenses incurred by RIA in connection with this Subscription Agreement and the offering, including, but not limited to attorneys' fees, will be RIA's sole responsibility.

8. RIA represents that RIA, or the Firm, as applicable, is a duly and properly registered investment adviser in good standing under the Investment Advisers Act of 1940, as amended, and as applicable under the securities laws of the states and the jurisdictions where it is required to be registered to conduct its activities.

9. RIA agrees to indemnify and hold harmless CUL REIT, the Adviser and each of their respective officers, trustees, directors, affiliates, agents and representatives (collectively, the "Indemnified Parties"), from and against any and all loss, liability, action, claim, damage and expense whatsoever ("Losses") to which any of the Indemnified Parties may become subject under the Securities Act, the Exchange Act or otherwise insofar as such Losses arise out of or are based upon, in whole or in part, any material untruth or inaccuracy in, or breach of, any representation, warranty, covenant, agreement or statement made by RIA in this Subscription Agreement.

The undersigned RIA further certifies that his/her signature below constitutes his/her agreement to be bound by all the provisions of the terms and conditions set forth in this Section 11B.

Name of RIA Firm		CRD #		Branch ID	

Name of Representative		CRD #		Rep ID	

Address

City		State		Zip Code	

Phone		Email	

Signature of Registered Principal (if applicable)   Date

Signature of Registered Principal (if applicable)   Date

13. ADDITIONAL SUBSCRIBER REPRESENTATIONS

In addition to the information contained in this Subscription Agreement, the Subscriber acknowledges that CUL REIT may request additional information from you and/or your financial advisor, or completion of a supplement to this Subscription Agreement to determine eligibility to purchase Shares. Please refer to the Terms and Conditions included on Annex A (the "Terms and Conditions") for additional Subscriber acknowledgments.

Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. By executing this Subscription Agreement, you (for yourself and any co-investor, and, if you are signing on behalf of an entity, on behalf of and with respect to the entity and its shareholders, partners, beneficiaries, members or other beneficial owners), represent, warrant and agree as follows (as used below, the terms "you" and "your" refer to you and your co-Subscriber, if any, or if you are signing on behalf of an entity, such entity):

1. The Subscriber, either directly or indirectly through a financial advisor, has received the Memorandum, and has read completely, reviewed carefully and discussed the Memorandum with a financial advisor as applicable (including instructions on how to complete this Subscription Agreement).

2. The Subscriber has had the opportunity to ask questions of, and receive answers from, CUL REIT and the Adviser, and their respective principals, concerning CUL REIT, the Adviser and their respective affiliates, the Shares and the terms and conditions of the offering, and to obtain any additional information deemed necessary to verify the accuracy of the information contained in the Memorandum, to the extent possessed by CUL REIT or obtainable by it without unreasonable effort or expense. The Subscriber has been provided with all materials and information requested by either the Subscriber or others representing the Subscriber, including any information requested to verify any information furnished to the Subscriber.

3. The Subscriber understands that CUL REIT will rely upon all of the Subscriber statements, representations and warranties in this Subscription Agreement and the Terms and Conditions, including the accuracy and completeness of any and all eligibility and appropriateness representations and certifications, in deciding whether to allow the Subscriber to invest in CUL REIT through this Subscription Agreement.

4. By executing this Subscription Agreement, the Subscriber agrees to be bound by this Subscription Agreement and Terms and Conditions, including any and all eligibility and appropriateness representations and certifications, for CUL REIT through this Subscription Agreement.

5. The Subscriber acknowledges that the sale of Shares has not been accompanied by any general solicitation or advertisement and is not the direct result of an investment seminar sponsored by CUL REIT or any of its affiliates or agents.

6. The Subscriber, nor any person who (including anyone who has investment discretion on the Subscriber's behalf) beneficially owns the Subscriber Shares, has been or is subject to any Bad Actor disqualifications that, assuming the Subscriber will be the beneficial owner of at least 20% of CUL REIT's outstanding voting equity securities, would either (i) require disclosure of such Bad Actor disqualifications under the provisions of Rule 506(e) of Regulation D promulgated under the Securities Act or (ii) result in disqualification under Rule 506(d)(1) of Regulation D promulgated under the Securities Act of CUL REIT's use of such Rule 506 exemption under Regulation D for the offer and sale of Shares.

7. The Subscriber agrees that upon notification by CUL REIT or the Adviser, the Subscriber and, if applicable, the Subscriber's "beneficial owners" (as determined pursuant to Rule 13d-3 under the Exchange Act) shall promptly complete and return to CUL REIT or the Adviser, as applicable, a supplement questionnaire (a "Supplemental Rule 506(d) Questionnaire"), including a list of all "beneficial owners" of the Subscriber's Shares, in the form provided by CUL REIT or the Adviser (or such other information or forms as CUL REIT may reasonably request) so that CUL REIT or the Adviser may comply with any requirements under Rule 506(d) of Regulation D promulgated under the Securities Act that the Adviser determines to be applicable to CUL REIT or the Adviser. Further, the Subscriber and, if applicable, others "beneficial owners" of the Subscriber (i) agree to promptly notify CUL REIT or the Adviser if any of the information provided in the Supplemental Rule 506(d) Questionnaire changes, and (ii) acknowledge that any information provided in the Subscriber Supplemental Rule 506(d) Questionnaire may be disclosed to any other existing or prospective investor in CUL REIT to the extent required pursuant to Rule 506(d), and agree to any such disclosure.

8. This Subscription Agreement and any other certificate, agreement or document related to this Subscription Agreement or CUL REIT or any act or transaction relating to CUL REIT or the Subscriber's Shares may be executed by applying an electronic signature using an electronic signature program that has been approved by CUL REIT. Each party acknowledges, agrees and confirms that the use of such an electronic signature program (i) shall result in a reliable and valid delivery of such party's signature to this Subscription Agreement; and (ii) shall constitute reasonable steps on the part of the other party to this Subscription Agreement to verify the reliability of such signature. Any signature (including any electronic symbol or process attached to, or logically associated with, a contract or other record and executed or adopted by a person with the intent to sign, authenticate or accept such contract or record) hereto or to any other certificate, agreement or document related to this Subscription Agreement or CUL REIT or any act or transaction relating to CUL REIT or the Subscriber's Shares, in form acceptable to the board of trustees of CUL REIT in its sole discretion, shall be expressly permitted and shall have the same legal effect, validity and enforceability as a manually executed signature to the fullest extent permitted by applicable law, including the Maryland Statutory Trust Act, the Federal Electronic Signatures in Global and National Commerce Act, the Maryland Uniform Electronic Transactions Act, or any similar United States state law based on the Uniform Electronic Transactions Act, and any similar law, and the parties hereby consent to the foregoing and waive any objection to the contrary.

9. The Subscriber understands that to protect CUL REIT's ability to be taxed as a REIT under the Code, CUL REIT may limit any person's beneficial or constructive ownership of interests in CUL REIT to 9.9%, unless CUL REIT grants a waiver conditioned on such representations and conditions as CUL REIT requires, and that in the absence of a waiver, all or a portion of a shareholder's Shares may be transferred to a trust for charitable beneficiaries.

10. The Subscriber acknowledges that if they prefer to execute documents via a non-electronic signature process, they may at any time withdraw informed consent to, and opt out of, utilizing electronic signatures, as applicable, now or in the future (but, for the avoidance of doubt, any electronic signatures effected while the Subscriber consents to utilize electronic signatures was in effect shall not be invalidated by virtue of such withdrawal/opt-out).

11. The Subscriber acknowledges and agrees that nothing in this Subscription Agreement shall be construed to (i) prohibit any person from reporting possible violations of applicable law or regulation to any governmental agency or entity, or making other disclosures that are protected under the whistleblower provisions of applicable law or regulation or (ii) require any such person to provide notification that it has made such reports or disclosures;

12. The Subscriber acknowledges that CUL REIT seeks to comply with all applicable anti-money laundering, economic sanctions, anti-bribery and anti-boycott laws and regulations. In furtherance of these efforts, the Subscriber represents, warrants and agrees that: (i) the Subscriber or any affiliates, or beneficial owners/controllers or authorized persons (such persons, other than the Subscriber, "Related Persons") are not the target of economic or financial sanctions imposed, administered, or enforced by the U.S. federal government, including the U.S. Department of the Treasury Office of Foreign Assets Control (collectively, "Sanctions," and any person that is the subject of such Sanctions or majority-owned or controlled by one or more persons that are the subject of such Sanctions, a "Sanctioned Person"); (ii) no capital commitment, contribution or payment to the Partnership by the Subscriber and no distribution to the Subscriber shall cause CUL REIT to be in violation of any applicable U.S. federal or state or non-U.S. laws or regulations, including anti-money laundering, Sanctions, anti-bribery or anti-boycott laws or regulations, including the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001 and the Foreign Corrupt Practices Act; (iii) all capital contributions or payments to CUL REIT by the Subscriber will be made through an account located in a jurisdiction that does not appear on the list of boycotting countries published by the U.S. Department of Treasury pursuant to Code §999(a)(3), as in effect at the time of such contribution or payment; (iv) neither you the Subscriber nor any Related Persons are or have engaged, or will engage, or are owned or controlled by any party that is or has engaged, or will engage, in activities that could result in being designated a Sanctioned Person or on any list of restricted parties maintained by the U.S. federal government; and (v) the Subscriber otherwise will not engage in any business or other activities that could cause CUL REIT to be in violation of applicable anti-money laundering, Sanctions, anti-bribery or anti-boycott laws or regulations.

The Subscriber acknowledges and agree that, notwithstanding anything to the contrary contained in the Subscription Agreement, any side letter or any other agreement, to the extent required by or deemed advisable by CUL REIT under any anti-money laundering, Sanctions, anti-bribery or anti-boycott law or regulation, CUL REIT may prohibit additional capital contributions, restrict distributions or take any other reasonably necessary or advisable action with respect to the Interests, and the Subscriber shall have no claim, and shall not pursue any claim, against CUL REIT or any other person in connection therewith;

13. The Subscriber agrees that they will provide additional information or take such other actions as may be necessary or advisable for CUL REIT for anti-money laundering purposes. CUL REIT may provide this information, or report the failure to comply with such requests, to appropriate governmental authorities, in certain circumstances without notifying you that the information has been provided. In the event of the Subscriber's delay or failure to produce any such requested information, CUL REIT may refuse to accept the Subscriber's investment. CUL REIT reserves the right to require any payment or distribution to a shareholder to be paid into the account from which the shareholder's subscription funds originated;

14. The Subscriber understands that, if they are acquiring the Shares in a fiduciary capacity, the representations, warranties, statements, covenants and agreements set forth herein shall be deemed to have been made on behalf of the person or persons for whose benefit the Subscriber are acquiring such Shares and the Subscriber has properly identified such person or persons in this Subscription document.

The Subscriber declares that the information supplied above is true and correct and may be relied upon by CUL REIT.

14. SIGNATURES

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. What this means for you is that when you open an account, we will ask for your name, address, social security number, date of birth and other information that will allow us to identify you. This will assist us in ensuring that your information is secure.

NOTE: The IRS does not require your consent to any provision of this document other than the certification regarding backup withholding. Form W-9 instructions are available upon request.

NOTE: By signing this Subscription Agreement, you are not waiving any rights that you may have under federal and state securities laws.

Anyone signing on behalf of a Subscriber pursuant to a power of attorney represents by their signature that they are acting as a fiduciary for the Subscriber.

SUBSTITUTE W-9

Under penalties of perjury, I certify that (1) The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and (3) I am a U.S. citizen or other U.S. person (defined below); and (4) The FATCA codes(s) entered on this Subscription Agreement (if any) indicating that I am exempt from FATCA reporting is correct.

If Subscribers participating in the Distribution Reinvestment Plan or making subsequent purchases of Shares of CUL REIT experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 10 ("Accredited Investor Certification") and Section 12 ("Additional Subscriber Representations") above, they are asked to promptly notify CUL REIT and the Subscriber's financial advisor (if applicable) in writing.

No sale of Shares may be completed until at least five business days after you receive the Memorandum, unless waived by the Adviser. To be accepted, a subscription request must be made with a completed and executed subscription agreement, including the applicable IRS Form(s), in good order and payment of the full purchase price at least five business days prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.

All items on the Subscription Agreement must be completed in order for your subscription to be processed, including any supplement, if applicable. Return to: investors@corespaces.com.

This Subscription Agreement shall be binding upon the Subscriber and the heirs, personal representatives, successors and assigns of the Subscriber. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties, the parties expressly agree that all terms and provisions hereof shall be governed, construed and enforced solely under the laws of the State of Maryland without reference to any principles of conflicts of law. This Subscription Agreement shall survive the admission of the Subscriber to CUL REIT and shall, if the Subscriber consists of more than one person, be the joint and several obligation of all such persons.

Name of Account Owner or Authorized Signatory	Merritt Poole

Signature of Account Owner/ Authorized Signatory	/s/ Merritt Poole	Date 7/21/26

Name of Co-Investor/ Joint Owner	

Signature of Co-Investor/ Joint Owner		Date

ANNEX A

CUL REIT Terms and Conditions

The following terms and conditions ("Terms and Conditions") must be delivered with CUL REIT Subscription Agreement in connection with your purchase of Shares of CUL REIT. These Terms and Conditions are deemed part of the Subscription Agreement. **Capitalized terms used, but not defined, herein shall have the respective meanings given to them in the Subscription Agreement or Private Placement Memorandum of CUL REIT (as the same may be modified, updated or supplemented from time to time, the "Memorandum").**

By signing the Subscription Agreement, the Subscriber also acknowledges:

1. You acknowledge that the above referenced Investment Amount may be accepted or rejected in whole or in part by CUL REIT. By executing this Subscription Agreement, you agree to subscribe for any amount up to the amount that you have set forth above.

2. At this time, there is no public trading market for CUL REIT 's Shares and unless and until a listing of the Shares on an exchange occurs or a secondary market develops, which is not expected, repurchase of Shares by CUL REIT will likely be the only way for you to dispose of your Shares. CUL REIT is not obligated to repurchase any Shares under its share repurchase plan and may choose to repurchase only some, or even none, of the Shares that have been requested to be repurchased in any particular month in its discretion. In addition, repurchases will be subject to available liquidity and other significant restrictions and limitations. These limitations include, subject to certain exceptions, an early repurchase deduction which generally provides that Shares that have not been outstanding for at least one year will be repurchased at 98% of the applicable transaction price. In addition, the aggregate NAV of total repurchases of Shares under the share repurchase plan will be limited in each quarter to no more than 5% of CUL REIT's aggregate NAV per calendar quarter. CUL REIT's board of trustees may make exceptions to, modify, suspend or terminate the share repurchase plan (including to make exceptions to the repurchase limitations, or repurchase fewer shares than such repurchase limitations) without shareholder approval. CUL REIT does not intend to list its Shares on any securities exchange and CUL REIT does not expect a secondary market in the Shares to develop.

3. You should consider that you may not have access to the money you invest for an indefinite period of time. Additionally, because you may be unable to sell your Shares, you may be unable to reduce your exposure in any market downturn.

4. The amount of distributions, if any, are uncertain and at the discretion of CUL REIT's board of trustees.

5. CUL REIT's distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.

6. You understand the IRS rules regarding contribution limits for IRAs and other qualified account types. Further, you understand how these contribution limits may impact your ability to invest in the event you do not have sufficient funds within your IRA or other qualified account.

7. You understand the IRS rules regarding required minimum distributions and that the illiquid nature of CUL REIT may impact your ability to meet required minimum distributions.

8. You understand that the information provided herein will be relied upon by CUL REIT, the Adviser, the board of trustees, their respective affiliates and their designees for the purpose of determining your eligibility to purchase Shares and compliance with applicable laws. You agree to provide, if requested, any additional information that may reasonably be required to determine your eligibility to purchase Shares or your status for purposes of the Code or any state, local or non-United States tax laws (including FATCA and similar information reporting rules). You agree to indemnify and hold harmless CUL REIT, the Adviser, the board of trustees, their respective affiliates and their respective officers, employees, directors, partners, agents, consultants, managing members, members, shareholders, legal representatives and controlling persons ("Indemnitees"), from and against any loss, cost, claim, award, government investigation or proceeding, fine, penalty, accrued interest, damage, expense, judgment, settlement cost, fee and related expenses (including attorneys' fees and expenses) (collectively, "Losses") due to or arising out of a breach of any covenant, representation, warranty or agreement contained in this Subscription Agreement or in any other document provided by you to CUL REIT in connection with your investment in CUL REIT. You hereby agree to indemnify the Indemnitees, and to hold them harmless against any and all Losses arising as a result of the sale or distribution of Shares by you in violation of applicable law or any misrepresentation or breach by you with respect to the matters set forth herein. In addition, you agree to indemnify the Indemnitees and to hold such persons and firms harmless from and against, any and all Losses to which they may be put or which they may incur or sustain by reason of or in connection with any misrepresentation made by you with respect to the matters about which representations and warranties are required by the terms of this Subscription Agreement, or any breach of any such warranties or any failure to fulfill any covenants or agreements set forth herein. Notwithstanding any provision of this Subscription Agreement to the contrary, you do not waive any rights that you may have under applicable securities laws. Furthermore, you acknowledge that the Indemnitees shall be held harmless and indemnified by you against any Losses arising as a result of a delay or failure to process this application, any distribution or other transaction between you or CUL REIT (or its representatives) if any evidence required by such parties, in order to satisfy applicable anti-money laundering rules, has not been provided by you.

9. You are aware of, understand and consent to each of the risks and conflicts of interest set forth in the "Risk Factors" and "Conflicts of Interest" sections of the Memorandum and the risks and conflicts of interest inherent with an investment in CUL REIT. You understand and agree that none of CUL REIT, the Adviser, the board of trustees, or any of their respective affiliates or controlling persons has made or shall make any representation or warranty whatsoever with respect to the business, condition (financial or otherwise), properties, prospects, creditworthiness, status or affairs of the assets/properties that are or will be the subject of the investments made by CUL REIT.

10. You are knowledgeable and experienced in evaluating investments and experienced in financial and business matters and are capable of evaluating the merits and risks of purchasing the Shares. You have evaluated the risks of purchasing the Shares, and have determined that the Shares are a

suitable investment for you. In evaluating the suitability of an investment in CUL REIT, you have not relied upon any representations, warranties or other information (whether oral or written), other than as set forth in the Memorandum, and instead, have relied upon independent investigations made by you or your representative(s).

11. You can bear the economic risk of your investment in CUL REIT and can afford a complete loss of your investment. The aggregate amount of your investment to all similar investments that are illiquid is reasonable in relation to your net worth. [If you are an individual, the aggregate amount of your Shares does not exceed 20% of your net worth, defined for this purpose as total assets (including residence, personal property and other assets) in excess of total liabilities executed and delivered by you in connection with the purchase of Shares, and to perform your obligations hereunder and thereunder and consummate the transactions contemplated hereby and thereby and the person signing this Subscription Agreement on your behalf has been duly authorized to execute and deliver this Subscription Agreement and each other document required to be executed and delivered by you in connection with the purchase of Shares.

12. If you are an individual, you have all requisite legal capacity to acquire and hold Shares and to execute, deliver and comply with the terms of each of the documents required to be executed and delivered by you in connection with the purchase of Shares. Such execution, delivery and compliance by you does not conflict with, or constitute a default under, any instruments governing you, any law, regulation or order, or any agreement to which you are a party or by which you are bound.

13. You understand and agree that CUL REIT, the Adviser or any of their respective affiliates may engage in "agency cross transactions," as defined in Reg. Section 275.206(3)-2 ("Agency Cross Transactions") promulgated by the Securities and Exchange Commission under the Advisers Act, in which CUL REIT, the Adviser or any of their respective affiliates acts as a broker for both you and/or CUL REIT on the one side and for another person on the other side of the transaction. You understand and agree that CUL REIT, the Adviser or any of their respective affiliates, as applicable, are permitted to receive commissions from, and have a potentially conflicting division of loyalties and responsibilities regarding, both parties to such Agency Cross Transactions. THIS CONSENT AS TO AGENCY CROSS TRANSACTIONS EFFECTED ON BEHALF OF CUL REIT MAY BE REVOKED AT ANY TIME BY THE BOARD OF TRUSTEES ON BEHALF OF CUL REIT BY WRITTEN NOTICE TO THE ADVISER.

IRS Form W-9 and Instructions
https://www.irs.gov/instructions/iw9
https://www.irs.gov/pub/irs-pdf/fw9.pdf

IRS Form W-8BEN and Instructions
https://www.irs.gov/instructions/iw8ben
https://www.irs.gov/pub/irs-pdf/fw8ben.pdf

IRS Form W-8BEN-E and Instructions
https://www.irs.gov/instructions/iw8bene
https://www.irs.gov/pub/irs-pdf/fw8bene.pdf

IRS Form W-8IMY and Instructions
https://www.irs.gov/instructions/iw8imy
https://www.irs.gov/pub/irs-pdf/fw8imy.pdf

<u>ANNEX C</u>

Anti-Money Laundering and Beneficial Ownership Information